UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

On February 17, 2016, Denbury Resources Inc. (the "Company") entered into the Second Amendment (the "Amendment") to the Amended and Restated Credit Agreement dated December 9, 2014, among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the financial institutions party thereto (the "Credit Agreement"). Capitalized terms used herein and not defined have the respective meanings given to such terms in the Amendment or the Credit Agreement, as applicable. The information regarding the Amendment provided in Item 2.03 below is incorporated by reference herein.

Section 2 – Financial Information

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The Amendment modifies certain maintenance financial covenants through December 31, 2017 as follows:

- The maximum permitted ratio of consolidated senior secured debt to consolidated EBITDAX covenant was increased to a ratio of 3.0 to 1.0 (from a previous ratio of 2.5 to 1.0).

- The minimum permitted ratio of consolidated EBITDAX to consolidated interest charges covenant was decreased to a ratio of 1.25 to 1.0 (from a previous ratio of 2.25 to 1.0).

Additionally, the Amendment provides for the following changes related to the Credit Agreement: (1) reduces our aggregate lender commitments from $1.6 billion to $1.5 billion; (2) increases the applicable margins for ABR Loans and LIBOR Loans by 75 basis points per annum; (3) increases the commitment fee rate to 0.50%; (4) provides for semi-annual scheduled redeterminations of the borrowing base in May and November of each year; (5) limits unrestricted cash and cash equivalents to $225 million if more than $250 million is outstanding under the Credit Agreement; and (6) limits repurchases of our senior subordinated notes to a cash amount of $225 million.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
10.1*	Second Amendment to Amended and Restated Credit Agreement, dated as of February 17, 2016, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: February 23, 2016   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Second Amendment to Amended and Restated Credit Agreement, dated as of February 17, 2016, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.

Exhibit 10.1

SECOND AMENDMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT

This Second Amendment to Amended and Restated Credit Agreement (this "**Second Amendment**") is entered into as of February 17, 2016 (the "**Second Amendment Effective Date**"), by and among Denbury Resources Inc., a Delaware corporation ("**Borrower**"), JPMorgan Chase Bank, N.A., as Administrative Agent ("**Administrative Agent**"), and the financial institutions party hereto as Lenders (hereinafter collectively referred to as the "**Executing Lenders**", and each individually, an "**Executing Lender**").

W I T N E S S E T H

WHEREAS, Borrower, Administrative Agent, the other agents party thereto and Lenders are parties to that certain Amended and Restated Credit Agreement dated as of December 9, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "**Credit Agreement**"; unless otherwise defined herein, all terms used herein with their initial letter capitalized shall have the meaning given such terms in the Credit Agreement, including, to the extent applicable, after giving effect to the amendments set forth in Section 1 of this Second Amendment);

WHEREAS, pursuant to the Credit Agreement, Lenders have extended credit in the form of Loans to Borrower and provided certain other credit accommodations to Borrower;

WHEREAS, Borrower has requested that Lenders amend certain provisions contained in the Credit Agreement as more specifically provided for herein; and

WHEREAS, subject to and upon the terms and conditions set forth herein, Executing Lenders have agreed to enter into this Second Amendment to amend certain provisions of the Credit Agreement as more specifically provided for herein.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Borrower, Administrative Agent and Executing Lenders hereby agree as follows:

Section 1.   **Amendments to Credit Agreement**. In reliance on the representations, warranties, covenants and agreements contained in this Second Amendment, and subject to the satisfaction or waiver of the conditions precedent set forth in Section 3 hereof, the Credit Agreement shall be amended effective as of the Second Amendment Effective Date in the manner provided in this Section 1.

1.1   **Additional Definitions**. Section 1.1 of the Credit Agreement shall be amended to add thereto in alphabetical order the following definitions, which shall read in full as follows:

"**Excess Cash**" means any unrestricted cash or cash equivalents of the Borrower and the other Credit Parties that, when taken as a whole, is in excess of $225,000,000 at any time; *provided that*:

(a)	any cash or cash equivalents of the Borrower and the other Credit Parties from the following sources shall not be deemed to be "Excess Cash": (i) the issuance of any Permitted Additional Debt, Permitted Refinancing Indebtedness, or other unsecured Indebtedness incurred under Section 10.1(m), (ii) the issuance by the Borrower of any Stock in the Borrower, or (iii) any Disposition of property, in each case, so long as (A) such issuances are made or such proceeds are received by the Borrower or such other Credit Party after the Second Amendment Effective Date, and (B) the Borrower and the other Credit Parties keep any such proceeds that they may receive in segregated accounts and do not commingle such proceeds with other cash until any such proceeds are used for the purpose(s) obtained, as the case may be; and

(b)	any cash or cash equivalents of the Borrower and the other Credit Parties shall be excluded from the determination of "Excess Cash" to the extent the Borrower or such other Credit Party is holding such cash or cash equivalents for the exclusive purpose of prepaying, repurchasing, redeeming or defeasing Senior Subordinated Notes or any Permitted Additional Debt pursuant to (and in amounts not exceeding the maximum amounts of such payments permitted under) Section 10.7(a)(iii); *provided further that* (i) to the extent the Borrower would otherwise be required to make a mandatory prepayment of Loans pursuant to Section 5.2(e) if this clause (b) were given no effect, on the date such prepayment would have otherwise been due, the Borrower shall deliver to the Administrative Agent a certificate of a Authorized Officer of the Borrower certifying that such cash or cash equivalents is being held for such purpose and (ii) any cash or cash equivalents excluded from "Excess Cash" pursuant to this clause (b) shall cease to be so excluded on the 30th day following the due date of the certificate referred to in the foregoing clause (i).

"**Second Amendment**" shall mean that certain Second Amendment to Amended and Restated Credit Agreement dated as of the Second Amendment Effective Date among the Borrower, the Guarantors, the Administrative Agent and the Lenders party thereto.

"**Second Amendment Effective Date**" shall mean February 17, 2016.

1.2	**Deletion of Definitions**. The definitions of "**Collateral Coverage Ratio**" and "**Mortgaged Present Value**" contained in Section 1.1 of the Credit Agreement are hereby deleted in their entirety.

1.3	**Restatement of Definitions**. The definitions of "**Collateral Coverage Minimum**", "**Commitment**", "**Consolidated Interest Charges**", and "**Credit Documents**" contained in Section 1.1 of the Credit Agreement shall be amended and restated to read in full as follows:

"**Collateral Coverage Minimum**" shall mean, at any time, an amount of Mortgaged Properties having a PV-9 value equal to 85% of the PV-9 of all Borrowing Base Properties at such time; provided that during any Investment Grade Period, the Collateral Coverage Minimum shall mean an amount of Mortgaged Properties having a PV-9 value equal to $0.

"**Commitment**" shall mean, (a) with respect to each Lender that is a Lender on the Second Amendment Effective Date, the amount set forth opposite such Lender's name on Schedule 1.1(a) as such Lender's "Commitment" (as amended by any Incremental Agreement) and (b) in the case of any Lender that becomes a Lender after the Second Amendment Effective Date, (i) the amount specified as such Lender's "Commitment" in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Commitment or (ii) the amount specified in Schedule 1.1(a) as amended by any Incremental Agreement; in each case, as the same may be changed from time to time pursuant to terms of this Agreement. The aggregate amount of the Commitments as of the Second Amendment Effective Date is $1,500,000,000.

"**Consolidated Interest Charges**" means, for any period, for the Borrower and its Restricted Subsidiaries on a consolidated basis, the sum of (a) all interest expense of the Borrower and its Restricted Subsidiaries for such period in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP (but excluding amortization of debt discount and issuance cost and any write-off of debt issuance cost), (b) interest expense (imputed or otherwise) attributable to Capitalized Lease Obligations of the Borrower and its Restricted Subsidiaries for such period, and (c) surety bond fees and related expenses of the Borrower and its Restricted Subsidiaries for such period in connection with financing activities.

"**Credit Documents**" shall mean this Agreement, the First Amendment, the Second Amendment, the Guarantee, the Security Documents, and any promissory notes issued by the Borrower under this Agreement and any other agreements executed by Credit Parties in connection with this Agreement and expressly identified as "Credit Documents" therein.

1.4   **Amendments to Definitions**.

(a)   The definition of "Applicable Equity Amount" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "Section 10.7(c)(iii)" contained therein and inserting in lieu thereof a reference to "Section 10.7(a)(i)(C)".

(b)   The definition of "**Applicable Margin**" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting the "Borrowing Base Utilization Grid" contained therein and replacing it with the following grid:

Borrowing Base Utilization Grid					
Borrowing Base Utilization Percentage	*X < 25%*	*≥ 25% X <50%*	*≥ 50% X <75%*	*≥ 75% X <90%*	*X ≥ 90%*
LIBOR Loans	2.000%	2.250%	2.500%	2.750%	3.000%
ABR Loans	1.000%	1.250%	1.500%	1.750%	2.000%
Commitment Fee Rate	0.500%	0.500%	0.500%	0.500%	0.500%

(c)   The definition of "**Reserve Report**" contained in Section 1.1 of the Credit Agreement is hereby amended by inserting "or June 30th, as applicable" immediately after the reference to "December 31st" therein.

1.5   **Amendments to Section 2.14**.

(a)   The first sentence of Section 2.14(b) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

> The Borrowing Base shall be redetermined semi-annually in accordance with this Section 2.14 (a "**Scheduled Redetermination**"), and, subject to Section 2.14(d), such redetermined Borrowing Base shall become effective and applicable to the Borrower, the Administrative Agent, the Letter of Credit Issuer and the Lenders on May 1st and November 1st of each year, commencing May 1, 2016.

(b)   Section 2.14(c)(ii)(A) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

> (A)   in the case of a Scheduled Redetermination (1) if the Administrative Agent shall have received the Engineering Reports required to be delivered by the Borrower pursuant to Sections 9.13 (a) and (b) in a timely manner, then on or before April 15th or October 15th of such year, as applicable (or such date promptly thereafter as reasonably practicable) or (2) if the Administrative Agent shall not have received the Engineering Reports required to be delivered by the Borrower pursuant to Sections 9.13(a) and (b) in a timely manner, then within 15 days (or such date promptly thereafter as reasonably practicable) after the Administrative Agent has received complete Engineering Reports from the Borrower and has had a reasonable opportunity to determine the Proposed Borrowing Base in accordance with Section 2.14(c)(i); and

(c)   Section 2.14(d)(i) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(i)   in the case of a Scheduled Redetermination, (A) if the Administrative Agent shall have received the Engineering Reports required to be delivered by the Borrower pursuant to Sections 9.13(a) and (b) in a timely and complete manner, on the May 1st or November 1st, as applicable, following such notice, or (B) if the Administrative Agent shall not have received the Engineering Reports required to be delivered by the Borrower pursuant to Sections 9.13(a) and (b) in a timely and complete manner, then on the Business Day next succeeding delivery of such New Borrowing Base Notice; and

1.6   **Amendment to Section 5.2**. Section 5.2 of the Credit Agreement is hereby amended by adding a new clause (e) thereto, which clause (e) shall read in full as follows:

(e)   Excess Cash Balances. If on any Business Day (i) the aggregate principal amount of outstanding Loans under this Agreement exceeds $250,000,000 and (ii) the Borrower or any other Credit Party have any Excess Cash on such date, then the Borrower shall prepay the Borrowings on or before the third Business Day following such date in an amount equal to such Excess Cash. Each prepayment of Borrowings pursuant to this Section 5.2(e) shall be applied in accordance with Section 5.2(c). Prepayments pursuant to this Section 5.2 (e) shall be accompanied by accrued interest to the extent required by Section 2.8.

1.7   **New Section 7.3**. A new Section 7.3 is hereby added to the Credit Agreement immediately following Section 7.2 thereof, which Section 7.3 shall read in full as follows:

7.3   Excess Cash Balances. The Borrower may not borrow any Loans to the extent that (a) the Borrower and the Credit Parties have any Excess Cash at such time or (b) any such Loan would trigger a mandatory prepayment requirement under Section 5.2(e).

1.8   **Amendment to Section 9.13**. Section 9.13(a) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(a)   On or before April 1st and October 1st of each year, commencing April 1, 2016, the Borrower shall furnish to the Administrative Agent a Reserve Report evaluating, as of the immediately preceding December 31st or June 30th, respectively, the Proved Reserves of the Borrower and the other Credit Parties located within the geographic boundaries of the United States of America (or the Outer Continental Shelf adjacent to the United States of America) that the Borrower desires to have included in any calculation of the Borrowing Base. Each Reserve Report as of December 31 shall be prepared, at the Borrower's election, (i) by the Borrower's in-house engineering staff and audited by one or more Approved Petroleum Engineers; provided that so long as such audit covers at least 80% of the total value of Proved Reserves set forth in such Reserve Report, with the remaining value covered by a report prepared by the Borrower's in-house engineering staff or (ii) by one or more Approved Petroleum Engineers

provided so long as such report covers at least 80% of the total value of Proved Reserves set forth in such Reserve Report, with the remaining value covered by the Borrower's in-house engineering staff. Each June 30 Reserve Report shall be prepared by or under the supervision of the chief engineer of the Borrower who shall certify such Reserve Report (x) to be true and accurate in all material respects and (y) to have been prepared in accordance with the procedures used in the immediately preceding December 31 Reserve Report.

1.9   **Amendments to Section 10.7 of the Credit Agreement**.

(a)   Section 10.7(a) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(a)   The Borrower will not, and will not permit any Restricted Subsidiary to, prepay, repurchase or redeem or otherwise defease the Senior Subordinated Notes, any Permitted Additional Debt comprised of unsecured senior subordinated or unsecured subordinated Indebtedness (it being understood that payments of regularly scheduled cash interest and any AHYDO Payments in respect of the Senior Subordinated Notes or such Permitted Additional Debt shall be permitted); *provided, however*, that the Borrower or any Subsidiary may prepay, repurchase, redeem or defease the Senior Subordinated Notes or any such Permitted Additional Debt (i) (A) with the proceeds of any Permitted Refinancing Indebtedness (or with any Permitted Refinancing Indebtedness that is otherwise issued in exchange for such Senior Subordinated Notes or such Permitted Additional Debt), (B) with the proceeds of any Permitted Additional Debt (or with Permitted Additional Debt that is otherwise issued in exchange for such Senior Subordinated Notes or such Permitted Additional Debt) or (C) with the proceeds from the issuance of Stock by the Borrower, in each case, so long as such prepayment, repurchase, redemption or defeasance occurs within 90 days following the Borrower's or such other Restricted Subsidiary's incurrence or issuance of such Permitted Refinancing Indebtedness, Permitted Additional Debt or Stock, as applicable, (ii) by converting or exchanging the Senior Subordinated Notes or any such Permitted Additional Debt to Stock (other than Disqualified Stock) of the Borrower or any of its direct or indirect parent or (iii) so long as, after giving pro forma effect to such prepayment, repurchase, redemption or defeasance, (A) no Event of Default has occurred and is continuing, (B) the Available Commitment is not less than 20% of the then effective Loan Limit, and (C) the sum of all prepayments, repurchases, redemptions or defeasements made on or after the Second Amendment Effective Date pursuant to this Section 10.7(a)(iii) is not greater than $225,000,000.

(b)   Section 10.7(c) of the Credit Agreement is hereby amended by deleting clause (iii) thereto in its entirety, and by inserting "or" immediately following the reference to "any such repayment or prepayment" in clause (i) thereto.

1.10   **Amendments to Section 10.11 of the Credit Agreement**. Section 10.11 of the Credit Agreement is hereby amended as follows:

(a)   Section 10.11(c) of the Credit Agreement is hereby amended by deleting the reference to "2.50 to 1.00" therein and inserting in lieu thereof "3.00 to 1.00".

(b)   Section 10.11(d) of the Credit Agreement is hereby amended by deleting the reference to "2.25 to 1.00" therein and inserting in lieu thereof "1.25 to 1.00".

1.11   **Amendment to Schedule 1.1(a) to the Credit Agreement**. Schedule 1.1(a) to the Credit Agreement is hereby replaced in its entirety with Schedule 1.1(a) attached hereto and Schedule 1.1(a) attached hereto shall be deemed to be attached as Schedule 1.1(a) to the Credit Agreement.

Section 2.   Reduction in Total Commitments. Pursuant to Section 4.2 of the Credit Agreement, the Borrower hereby elects to reduce the Total Commitments to $1,500,000,000, and the Total Commitments are hereby reduced to $1,500,000,000 effective as of the Second Amendment Effective Date.

Section 3.   Conditions Precedent to Amendment. Subject to the satisfaction (or waiver) of the following conditions, the amendments to the Credit Agreement contained in Section 1 hereof shall each be effective on the Second Amendment Effective Date:

3.1   **Counterparts**. Administrative Agent shall have received counterparts hereof duly executed by an Authorized Officer of each of Borrower, the Guarantors and the Majority Lenders.

3.2   **No Default; No Borrowing Base Deficiency**. No Default or Event of Default shall have occurred which is continuing, and no Borrowing Base Deficiency shall then exist.

3.3   **Amendment to Pledge Agreement**. Administrative Agent shall have received counterparts of an amendment to the Pledge Agreement duly executed by an Authorized Officer of each of the Borrower and the Guarantors in the form of Exhibit A hereto. The Lenders party hereto hereby consent to such amendment to the Pledge Agreement.

3.4   **Other Documents**. Administrative Agent shall have been provided with such documents, instruments and agreements, and Borrower shall have taken such actions, in each case as Administrative Agent may reasonably require in connection with this Second Amendment and the transactions contemplated hereby.

Section 4.   Post-Closing Covenants.

4.1   The Borrower shall, and shall cause the other Credit Parties to, deliver control agreements with respect to their respective deposit accounts, securities accounts and commodities accounts in accordance with the terms of and at such times as specified in Section 4(b) of the Pledge Agreement (as amended pursuant to the amendment thereto attached as Exhibit A hereto).

4.2   The Borrower shall, and shall cause its Restricted Subsidiaries to grant, within 60 days of the Second Amendment Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), to the Administrative Agent as security for the

Obligations a first-priority Lien (subject to Liens permitted by Section 10.2) on additional Oil and Gas Properties not already subject to a Lien of the Security Documents such that, after giving effect thereto, the PV-9 of the Mortgaged Properties (calculated at the time of redetermination) equals or exceeds the Collateral Coverage Minimum. All such Liens will be created and perfected by and in accordance with the provisions of the Security Documents, including, if applicable, any additional Mortgages.

4.3   The Borrower's failure to timely comply with this <u>Section 4</u> (after giving effect to any applicable extensions of deadlines by the Administrative Agent to the extent permitted hereunder or under such amended Pledge Agreement) shall constitute an immediate Event of Default with no notice or cure periods.

Section 5.   <u>Representations and Warranties</u>. To induce Executing Lenders and Administrative Agent to enter into this Second Amendment, Borrower hereby represents and warrants to Lenders and Administrative Agent as follows as of the Second Amendment Effective Date:

5.1   **<u>Reaffirm Existing Representations and Warranties</u>**. Each representation and warranty of Borrower contained in the Credit Agreement and the other Credit Documents is true and correct in all material respects (unless such representations and warranties are already qualified by materiality, Material Adverse Effect or a similar qualification in which case such representations and warranties shall be true and correct in all respects) with the same effect as though each such representation and warranty had been made on and as of the Second Amendment Effective Date (except where any such representation and warranty expressly relates to an earlier date, in which case each such representation and warranty shall have been true and correct in all material respects as of such earlier date).

5.2   **<u>Due Authorization</u>**. The execution, delivery and performance by Borrower of this Second Amendment are within Borrower's corporate or organizational powers, have been duly authorized by all necessary action, and require no action by or in respect of, or filing with, any governmental body, agency or official.

5.3   **<u>Validity and Enforceability</u>**. This Second Amendment constitutes the valid and binding obligation of Borrower enforceable in accordance with its terms, except as (a) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor's rights generally, and (b) the availability of equitable remedies may be limited by equitable principles of general application.

5.4   **<u>No Defense</u>**. Borrower acknowledges that Borrower has no defense to (a) Borrower's obligation to pay the Obligations when due, or (b) the validity, enforceability or binding effect against Borrower of the Credit Agreement or any of the other Credit Documents or any Liens intended to be created thereby.

Section 6.   <u>Miscellaneous</u>.

6.1   **<u>No Waivers</u>**. No failure or delay on the part of Administrative Agent or Lenders to exercise any right or remedy under the Credit Agreement, any other Credit Documents or applicable law shall operate as a waiver thereof, nor shall any single or partial exercise of any

right or remedy preclude any other or further exercise of any right or remedy, all of which are cumulative and may be exercised without notice except to the extent notice is expressly required (and has not been waived) under the Credit Agreement, the other Credit Documents and applicable law.

6.2 **Reaffirmation of Credit Documents**. Any and all of the terms and provisions of the Credit Agreement and the other Credit Documents shall, except as amended and modified hereby (or by the amendment to the Pledge Agreement referred to herein), remain in full force and effect. The amendments contemplated hereby or thereby shall not limit or impair any Liens securing the Obligations, each of which are hereby ratified, affirmed and extended to secure the Obligations.

6.3 **Legal Expenses**. Borrower hereby agrees to pay on demand all reasonable fees and expenses of counsel to Administrative Agent incurred by Administrative Agent in connection with the preparation, negotiation and execution of this Second Amendment and all related documents.

6.4 **Parties in Interest**. All of the terms and provisions of this Second Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

6.5 **Counterparts**. This Second Amendment may be executed in counterparts (including, without limitation, by electronic signature), and all parties need not execute the same counterpart; however, no party shall be bound by this Second Amendment until Borrower, the Guarantors and Majority Lenders have executed a counterpart. Facsimiles and counterparts executed by electronic signature (e.g., .pdf) shall be effective as originals.

6.6 **Complete Agreement**. THIS SECOND AMENDMENT, THE CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

6.7 **Headings**. The headings, captions and arrangements used in this Second Amendment are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify or modify the terms of this Second Amendment, nor affect the meaning thereof.

6.8 **Governing Law. THIS SECOND AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

6.9 **Severability**. Any provision of this Second Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6.10   **Successors and Assigns**. This Second Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed by their respective authorized officers effective as of the Second Amendment Effective Date.

BORROWER:

DENBURY RESOURCES INC.,
a Delaware corporation

By: /s/ Mark C. Allen

Name: Mark C. Allen
Title: Senior Vice President and Chief Financial Officer

Each of the undersigned (i) consent and agree to this Second Amendment, and (ii) agree that the Credit Documents to which it is a party shall remain in full force and effect and shall continue to be the legal, valid and binding obligation of such Person, enforceable against it in accordance with its terms.

GUARANTORS:
DENBURY GATHERING & MARKETING, INC.
DENBURY HOLDINGS, INC.
DENBURY OPERATING COMPANY
DENBURY ONSHORE, LLC
DENBURY PIPELINE HOLDINGS, LLC
DENBURY AIR, LLC
DENBURY GREEN PIPELINE-TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
GREENCORE PIPELINE COMPANY LLC
DENBURY GREEN PIPELINE-MONTANA, LLC
DENBURY GREEN PIPELINE-RILEY RIDGE, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
PLAIN ENERGY HOLDINGS, LLC

By: /s/ Mark C. Allen
Name: Mark C. Allen
Title: Senior Vice President and Chief Financial Officer

ADMINISTRATIVE AGENT/LENDER:

JPMORGAN CHASE BANK, N.A.
as Administrative Agent and a Lender

By: /s/ Robert L. Mendoza
Name: Robert L. Mendoza
Title: Senior Vice President

:

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Ronald E. McKaig
Name: Ronald E. McKaig
Title: Managing Director

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as a Lender

By: /s/ Tom K. Martin
Name: Tom K. Martin
Title: Director

CAPITAL ONE, NATIONAL ASSOCIATION,
as a Lender

By: /s/ Victor Ponce de Leõn
Name: Victor Ponce de Leõn
Title: Senior Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH,
as a Lender

By: /s/ Trudy Nelson
Name: Trudy Nelson
Title: Authorized Signatory

By: /s/ Richard Antl
Name: Richard Antl
Title: Authorized Signatory

COMERICA BANK,
as a Lender

By: /s/ Brandon M. White
Name: Brandon M. White
Title: Vice President

COMPASS BANK,
as a Lender

By: /s/ Blake Kirshman
Name: Blake Kirshman
Title: Senior Vice President

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as a Lender

By: /s/ Mark Roche
Name: Mark Roche
Title: Managing Director

By: /s/ Michael Willis
Name: Michael Willis
Title: Managing Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
as a Lender

By: /s/ Nupur Kumar
Name: Nupur Kumar
Title: Authorized Signatory

By: /s/ Warren Van Heyst
Name: Warren Van Heyst
Title: Authorized Signatory

ROYAL BANK OF CANADA,
as a Lender

By: /s/ Jay T. Sartain
Name: Jay T. Sartain
Title: Authorized Signatory

SANTANDER BANK, N.A.,
as a Lender

By: /s/ Aidan Lanigan
Name: Aidan Lanigan
Title: Senior Vice President

By: /s/ Puiki Lok
Name: Puiki Lok
Title: Vice President

THE BANK OF NOVA SCOTIA,
as a Lender

By: /s/ Mark Sparrow
Name: Mark Sparrow
Title: Director

UBS AG, STAMFORD BRANCH,
as a Lender

By: /s/ Darlene Arias
Name: Darlene Arias
Title: Director

By: /s/ Craig Pearson
Name: Craig Pearson
Title: Associate Director

ING CAPITAL LLC,
as a Lender

By: /s/ Josh Strong
Name: Josh Strong
Title: Director

By: /s/ Scott Lamoreaux
Name: Scott Lamoreaux
Title: Director

SUNTRUST BANK,
as a Lender

By: /s/ William S. Krueger

Name: William S. Krueger

Title: First Vice President

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By: /s/ George McKean
Name: George McKean
Title: Senior Vice President

SUMITOMO MITSUI BANKING CORPORATION,
as a Lender

By: /s/ Katsuyuki Kubo

Name: Katsuyuki Kubo

Title: Managing Director

FIFTH THIRD BANK,
as a Lender

By: /s/ Richard Butler
Name: Richard Butler
Title: Senior Vice President

GOLDMAN SACHS BANK USA,
as a Lender

By: /s/ Jerry Li
Name: Jerry Li
Title: Authorized Signatory